Exhibit 99(b)


CNF TRANSPORTATION INC.
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

                                                       Six Months Ended
                                                           June 30
                                                     1998             1997
Combined Fixed Charges and Preferred
   Stock Dividends:
      Interest Expense                         $    16,981        $  21,067
      Capitalized Interest                             969            1,321
      Dividend Requirement on Series B
         Preferred Stock [1]                         5,616            6,118
      Dividend Requirement on Preferred
         Securities of Susidiary Trust               3,126              347
      Interest Component of
         Rental Expense [2]                         19,134           16,337
                                               $    45,826      $    45,190

Earnings:
   Income before Taxes                         $   108,610      $    95,199
   Fixed Charges                                    45,826           45,190
      Capitalized Interest                            (969)          (1,321)
      Preferred Dividend Requirements [3]           (5,616)          (6,118)
                                               $   147,851      $   132,950

Ratio of Earnings to Combined Fixed Charges
   and Preferred Stock Dividends:                      3.2 x            2.9 x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2] Estimate of the interest portion of lease payments. The six month period ended June 30, 1997 was restated for a change in the estimation method.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income before Taxes.